Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated February 10, 2015

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

Investing in CDs linked to the J.P. Morgan TargetTracker: European Equities
20/8 (EUR) Index is not equivalent to a direct investment in the Index or index that forms a part of the Index.

Investments in CDs linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This strategy guide contains market data from various sources other than us and our affiliates, without independent verification. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the CDs mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in this document use simulated analysis and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index.
J.P. Morgan provides no assurance or guarantee that the CDs linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks

involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in CDs or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P.
Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC, or JPMS, is a member of FINRA, NYSE, and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

EURO STOXX 50([R]) Index Disclaimer

STOXX and its licensors (the "Licensors") have no relationship to J. P.
Morgan, other than the ([R]) licensing to the EURO STOXX 50 Index to them and the related trademarks for use in connection with the Strategy.
STOXX and its Licensors do not:

[] Sponsor, endorse, sell or promote the Index.

[] Recommend that any person invest in investment products linked to the performance of the Index or any other securities.

[] Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Index.

[] Have any responsibility or liability for the administration, management or marketing of the Index.

[] Consider the needs of the Index or the owners of any investment products linked to the ([R]) performance of the Index in determining, composing or calculating the EURO STOXX 50 Index level or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the
Index.  Specifically,

[] STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

[] The results to be obtained by the Strategy, the owner of any investment products linked to the performance of the Strategy or any other person in connection with the
                                       ([R] [R]) use of the EURO STOXX 50 Index
and the data included in EURO STOXX 50 Index; ([R]) [] The accuracy or completeness of the EURO STOXX 50 Index and their respective data;

[] The merchantability and the fitness for a particular purpose or use of the
EURO
([R])
STOXX 50 Index and its respective data;

[] STOXX and its Licensors will have no liability for any errors, omissions or interruptions in ([R]) the EURO STOXX 50 Index and its respective data;

[] Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between J.P. Morgan and STOXX is solely for their benefit and not for the benefit of the owners of any investment product linked to the performance of the EURO STOXX 50([R]) Index or any other third parties.

Overview

The J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index (ticker:
EQJPTE20) (the "Index") is intended to provide exposure to the performance of the EURO STOXX 50([R]) Index and a cash component earning interest at a blended rate based on the 3-month and 2-month EURIBOR rates. The Index targets an annualized volatility of 20% on a daily basis by dynamically adjusting its exposure between the EURO STOXX 50([R]) Index and the cash component, with a maximum exposure to the EURO STOXX 50([R]) Index of 200%. The Index is also subject to a monthly return cap of 8% (96% per annum).

Key features of the Index include:

[] Volatility Target: The Index seeks to maintain a volatility target of 20% by dynamically ([R]) adjusting its exposure on a daily basis between the EURO
STOXX 50 Index and a cash component, based on the more conservative realized volatility levels of the EURO STOXX
([R])
50 Index.  The methodology for the short-term volatility measure corresponds to a short- term measurement period of approximately 17 calculation days, and the methodology for the long-term volatility measure corresponds to a long-term measurement period of approximately 33 calculation days.  In each case, a greater weight is allocated to the more ([R]) recent returns.  Exposure to the
EURO STOXX 50 Index is increased, up to a maximum of 200%, when realized volatility is below 20% and decreased when realized volatility is above 20%.

([R])
[] Monthly Return Cap and Smoothing Mechanism: Exposure to the EURO STOXX 50
Index is subject to a monthly return cap of 8% (96% per annum). In order to smooth out the effect of the monthly return cap, the index is constructed of 21 equally weighted overlapping capped baskets, the returns of which are averaged in order to determine the index level.

[] The Index was established on April 29, 2014.

[] Published on Bloomberg under the ticker EQJPTE20 (Index).

Note: For a complete explanation of how realized volatility is calculated, please see the description in the underlying supplement.

The table and graph on the following page illustrate the performance of the
Index based on the hypothetical back-tested closing levels from December 30,
2004 through April 28, 2014 and actual performance from April 29, 2014 through
December 30, 2014. Based on the hypothetical back-tested and historical performance, the Index realized annualized returns of 0.16 % per annum over the period.

Hypothetical and Historical Performance

Hypothetical Comparison of the J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index and the EURO STOXX 50® Index (Dec 2004 to Dec 2014)

	J.P. Morgan TargetTracker: European Equities 20/8 Index	EURO STOXX 50® Index
12 Month Return	-4.80%	0.79%
5 Year Return (Annualized)	-2.57%	1.12%
10 Year Return (Annualized)	0.16%	0.61%
10 Year Volatility (Annualized)	19.98%	22.99%

Source: Bloomberg and J.P. Morgan. Data as of December 30, 2014. **Please see notes immediately following the graph below.**

Hypothetical, Backtested and Historical Performance of the J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index (Dec 2004 to Dec 2014)



180
160
140
120
100
80
60
40
20
0
EURO STOXX 50® Index
J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index
Dec 04
Dec 06
Dec 08
Dec 10
Dec 12
Dec 14

Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to April 29, 2014, all levels of the Index provided in the graph and table above prior to such date are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "*Important Information*" at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the period from December 30, 2004 through December 30, 2014.

2

The Volatility Target Mechanism

A volatility target mechanism adjusts a strategy's exposure to an underlying component in order to target a desired realized volatility.

Historically, volatility is negatively correlated with equity returns, and as a result, the ability to limit exposure to an underlying in periods of rising or high volatility and increase exposure to an underlying in periods of falling or low volatility can increase performance. Additionally, asset returns tend to be reoccurring; periods of high or low volatility tend to be followed by continued high or low volatility. Therefore, volatility targeting can be used to increase risk-adjusted returns and control the overall volatility profile of a strategy.

The J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index implements a volatility target mechanism by dynamically adjusting its exposure on a daily basis between the EURO STOXX 50® Index and a cash component, based on realized volatility levels of the EURO STOXX 50® Index. Exposure to the EURO STOXX 50® Index is increased if realized volatility of the EURO STOXX 50® Index is below 20%, up to a maximum exposure of 200%, and is decreased if the realized volatility of the EURO STOXX 50® Index is above 20%.

If the realized volatility of the EURO STOXX 50® Index is less than 20%, the Index will have a leveraged exposure to the EURO STOXX 50® Index, subject to the cap of 200%. Because the Index's exposure to the cash component is calculated as 1 minus its exposure to the Equity Component, when the Index is exposed to the EURO STOXX 50® Index on a leveraged basis, its exposure to the cash component will be negative, and as a result, any return of the corresponding allocation to the cash component will be subtracted from the return of the EURO STOXX 50® Index. On the other hand, if the realized volatility of the EURO STOXX 50® Index is greater than 20%, the Index's exposure to the EURO STOXX 50® Index will be less than 100%, and as a result, its exposure to the cash component will be a positive percentage number, which means that the portion of the Index not synthetically invested in the EURO STOXX 50® Index will be allocated to the cash component and will earn interest at the blended rate based on 2-month and 3-month EURIBOR.

The graph below depicts the simulated historical performance the EURO STOXX 50® Index adjusted to reflect a 20% volatility target versus the EURO STOXX 50® Index without adjustment from December 30, 2014 to December 30, 2014, as well as the inverse relationship between equity exposure and realized volatility.

Simulated performance of volatility target mechanism (Dec 2004 – Dec 2014)


240
200
160
120
80
40
0
200%
160%
120%
80%
40%
0%
Exposure (RHS)
20% Vol Target Index (LHS)
EURO STOXX 50® Index (LHS)
Realized volatility (RHS)
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12
Dec 13
Dec 14

Source: Bloomberg and J.P. Morgan; Indices rebased as of December 30, 2004

LHS (Left Hand Side vertical axis); RHS (Right Hand Side vertical axis)

3

Monthly Return Cap and Smoothing Mechanism

When an index return is subject to a return cap, the choice of the starting date and ending date of the calculation effectively determines how much limiting effect the return cap will have on the index return over the relevant period of time. To mitigate this effect, the Index uses a capped basket strategy to calculate its returns and closing levels, therefore "smoothing out"
the effects of the return cap and market timing.

The capped basket strategy is implemented through 21 rolling capped volatility target baskets. On each calculation day, the calculation agent calculates the average of the returns of 21 different capped baskets. The return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation date, subject to the return cap of 8%.

The graph below shows, on a simulated basis, the distribution of returns of the capped baskets and the EURO STOXX 50([R]) Index from February 17, 1993 until
November 28, 2014. The monthly return cap of 8% was reached less than 8% of the time by the capped baskets between February 17, 1993 and November 28, 2014.

Distribution of simulated monthly returns

Source: Bloomberg and J.P. Morgan

The capped basket strategy used to implement this smoothing mechanism is effectively the average performance of 21 capped baskets, each looking 21 days out, subject to the 8% return cap.

Hypothetical Capped Basket Smoothing Mechanism

Each day, the calculation agent calculates the average level of the 21 different capped baskets to calculate the Index return. On each calculation day of the Index, the return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation date, subject to the return cap of 8%. As the chart below shows, while the capped baskets exhibit substantially similar long-term returns regardless of the roll date, there can be significant variations in their returns on short to medium term horizons. In order to mitigate the randomness inherent in choosing an initial roll date, the Index takes the average of the capped baskets' performance.

Simulated historical performance December 30, 2004 -- December 30, 2014)

Source: Bloomberg and J.P. Morgan; Indices rebased as of December 30, 2014

Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important
Information" at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

Risks Associated with the Index

THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE EURO STOXX 50® INDEX — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the EURO STOXX 50® Index.

THE INDEX MAY UNDERPERFORM THE EURO STOXX 50® INDEX OR A DIRECT INVESTMENT IN THE SECURITIES UNDERLYING THE EURO STOXX 50® INDEX — The Index seeks to track the capped return of a synthetic investment portfolio consisting of the EURO STOXX 50® Index and the cash component, and not simply the return of the EURO STOXX 50® Index. The Index is not designed to outperform the EURO STOXX 50® Index, and may underperform the EURO STOXX 50® Index. Furthermore, since the EURO STOXX 50® Index is a price return index, which does not take into account any dividends on its component equity securities, investing in a product linked to the Index may result in lower returns than an alternative direct investment in the component equity securities of the EURO STOXX 50® Index.

THE INDEX MAY NOT ACHIEVE ITS TARGET VOLATILITY — The exposure of the Index to the EURO STOXX 50® Index is dynamically adjusted to target an annualized volatility of 20% on a daily basis. The exposure of the Index to the EURO STOXX 50® Index on any given day depends on the historical volatility of the EURO STOXX 50® Index over specified measurement periods and is subject to a maximum exposure limit. However, there is no guarantee that trends existing in the relevant measurement period will continue in the future. The volatility of the EURO STOXX 50® Index on any day may change quickly and unexpectedly. Accordingly, the actual realized annualized volatility of the Index on a daily basis may be greater than or less than its volatility target of 20%, which may adversely affect the level of the Index and the value of the CDs.

THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO THE EURO STOXX 50® INDEX WILL VARY, AND THE INDEX MAY BE PARTIALLY UNINVESTED IN THE EURO STOXX 50® INDEX OR MAY HAVE LEVERAGED EXPOSURE TO THE EURO STOXX 50® INDEX — In an effort to achieve its target volatility level on a daily basis, the Index adjusts its exposure to the EURO STOXX 50® Index daily based on the historical volatility of the EURO STOXX 50® Index over a specified measurement period, subject to a maximum exposure limit. When the historical volatility is greater than the target volatility, the Index will reduce its exposure to the EURO STOXX 50® Index. When the historical volatility is less than the target volatility, the Index will increase its exposure to the EURO STOXX 50® Index. The exposure may vary between 0% and the maximum exposure of 200%.

When the exposure of the Index to the EURO STOXX 50® Index is less than 100% on any day, a portion of the Index will be uninvested in the EURO STOXX 50® Index and the Index will realize only a portion of any gains due to price appreciation of the EURO STOXX 50® Index, with the remainder allocated to the cash component. For example, if the daily exposure is set at 70%, 30% of the synthetic portfolio will be uninvested in the EURO STOXX 50® Index and will be allocated to the cash component. On the other hand, when the exposure of the Index to the EURO STOXX 50® Index is greater than 100% on any day, the Index will be invested in the EURO STOXX 50® Index on a leveraged basis and the Index will realize any gains or suffer any losses due to price appreciation or depreciation of the EURO STOXX 50® Index on a leveraged basis, subject to the maximum exposure of 200%. Due to the exposure adjustments, the Index may fail to realize gains due to appreciation of the EURO STOXX 50® Index at a time when the relevant exposure is less than 100% or may suffer increased losses due to depreciation of the EURO STOXX 50® Index when the exposure is above 100%. As a result, the Index may underperform a similar index that does not include daily exposure adjustment or leverage features.

6

THE INDEX MAY EXPERIENCE SIGNIFICANT LOSSES DUE TO DEPRECIATION OF
THE EQUITY COMPONENT AFTER ITS EXPOSURE IS LEVERAGED WHEN THE HISTORICAL
VOLATILITY OF THE EQUITY COMPONENT IS LOW -- In an effort to achieve its target volatility level on a daily basis, when the historical volatility of the Equity
Component is less than the target volatility, the Index will increase its exposure to the Equity Component, up to a maximum exposure of 200%. When the exposure of the Index to the Equity Component is greater than 100% on any day, the Index will be invested in the Equity Component on a leveraged basis and the
Index will realize any gains or suffer any losses due to price appreciation or depreciation of the Equity Component on a leveraged basis, subject to the maximum exposure. Due to this exposure adjustment, the Index may suffer significant losses due to depreciation of the Equity Component when the exposure is above 100%. As a result, the Index may underperform a similar index that does not include a leverage feature.

THE INDEX IS SUBJECT TO A RETURN CAP -- The Index's return is subject to a monthly cap of 8%, which has the effect of limiting the returns of the Index.
Different from a point-to-point calculation of an index's return, the Index employs a capped basket strategy using 21 capped volatility target baskets to calculate the returns of the Index subject to the return cap, in an attempt to smooth out the effects of the return cap. On each calculation day of the Index, the index calculation agent calculates the average of the levels of the capped baskets to reflect the return of the Index. On each calculation day of the
Index, the return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation day, and then the return cap is applied. The reset dates of the capped baskets are staggered on consecutive calculation days. As a result, the relevant period for calculating the level of each capped basket varies (ranging from 1 to 21 calculation days)
depending on the capped basket's applicable reset date and the applicable calculation day. Once the level of each capped basket is calculated for a calculation day, the closing level of the Index for that calculation day will be calculated based on the arithmetic average of the returns since inception of the capped baskets. While the capped basket strategy is intended to smooth out the limiting effects of the return cap and to make them less arbitrary than when applied to index returns resulting from point-to-point calculations, the
Index may nonetheless underperform the EURO STOXX 50([R]) Index or a similar index that has no cap or such smoothing.

THE RETURNS OF THE CAPPED BASKETS ARE EQUALLY WEIGHTED ONLY ON THE INDEX BASE
DATE AND ARE NOT PERIODICALLY REBALANCED TO EQUAL WEIGHTING, THEREFORE, THE
INDEX MAY PERFORM DIFFERENTLY THAN IF PERIODIC REBALANCING IS APPLIED TO IT OR
THE CAPPED BASKETS -- The returns of the capped baskets are equally weighted
(i.e., having equal impacts on the calculation of the closing level of the
Index) only on the Index Base Date. Neither the Index nor the capped baskets are subject to any periodic rebalancing. The closing level of the Index is based on the arithmetic average of the returns of the capped baskets. The return of each capped basket is calculated based on a comparison with the capped basket's level on the index base date. As a result, on any calculation day subsequent to the index base date, the capped baskets are likely to have varying returns from their respective levels on the index base date and therefore unequal impacts on the return of the Index. The unequal impacts of the capped baskets' returns will not be offset or moderated through periodic rebalancing. Consequently, the Index may perform differently than if periodic rebalancing is applied to it or the capped baskets.

THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES -- The exposure of the
Index to the EURO STOXX 50([R]) Index is purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THE INDEX MAY BE SUBJECT TO SHORT-TERM BORROWING COSTS -- Because the Index's
exposure to the cash component is calculated as 1 minus its exposure to the
EURO STOXX 50([R]) Index, when the Index is exposed to the EURO STOXX 50([R])
Index on a

leveraged basis, i.e., the allocation to the EURO STOXX 50([R]) Index is greater than 100%, subject to the maximum exposure of 200%, its exposure to the cash component will be negative, and as a result, any return of the corresponding allocation to the cash component will be subtracted from the return of the EURO STOXX 50([R]) Index. This can be understood, conceptually, as the Index borrowing funds at the relevant interest rate to fund its leveraged exposure to the EURO STOXX 50([R]) Index, and, as a result, the Index will incur borrowing costs at that interest rate, which will be deducted from the return of the EURO STOXX 50([R]) Index. Thus, when the Index has a leveraged exposure to the EURO STOXX 50([R]) Index, its level will reflect the return of the EURO STOXX 50([R]) Index, less the associated borrowing costs, and will trail the value of a hypothetical identically calculated synthetic portfolio without the borrowing costs. These borrowing costs may be higher than those available in the market to investors who take a leveraged position in the
EURO STOXX 50([R]) Index.

THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS
-- The inception date of the Index is April 29, 2014. Therefore, the Index has
a limited operating history. Past performance should not be considered indicative of future performance.

NON-U.S. SECURITIES RISK -- The securities included in the EURO STOXX 50([R])
Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about
U.S. companies that are subject to the reporting requirements of the SEC.

THE 2-MONTH AND 3-MONTH EURIBOR RATES WILL BE AFFECTED BY A NUMBER OF FACTORS
-- A number of factors can affect the levels of the 2-Month  and 3-Month
EURIBOR rates used to calculate the cash component, including, but not limited to: [] changes in, or perceptions, about future 2-Month  and 3-Month  EURIBOR levels; [] general economic conditions in the Eurozone; [] prevailing interest rates; and [] policies of the European Central Bank regarding interest rates.

These and other factors may have a negative impact on the performance of the
2-Month and 3-Month EURIBOR rates.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant disclosure statement and the
"Selected Risk Considerations" in the relevant term sheet or disclosure supplement.